Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	AJanell@blankrome.com

April 21, 2014

FILED VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund
Registration Statement on Form N-2
File Numbers: 333-194703 and 811-22066

Dear Mr. Parachkevov:

On behalf of Cornerstone Progressive Return Fund (the “Fund”), this letter is in response to the comments received on April 17, 2014 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement on Form N-2 filed on March 20, 2014 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General

1.
In the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations.  The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives, as necessary.

RESPONSE:  Since its inception, the Fund has not engaged in any derivative transactions.  Additionally the Fund has no current intention to engage in any derivative transactions.  Therefore, the Fund believes that the current disclosure in the Registration Statement is appropriate and has determined that it is not necessary to make any further revisions other than to include a sentence indicating the Fund’s current intention not to enter into derivative transactions.

Prospectus

Summary

General

1.
Please state prominently in the Summary that the Fund’s investments have failed to provide adequate income to meet the requirements of the Fund’s distribution policy and that the Fund has made return of capital distributions to maintain the distribution policy.

RESPONSE:  The Fund has made the requested disclosure in the third bullet point under “Purpose of the Offering” by adding the following sentence:

Since the Fund adopted the managed distribution policy, the Fund’s investments have failed to provide adequate net income or net capital gains to meet the requirements of the Fund’s distribution policy and the Fund has made return of capital distributions to maintain its managed distribution policy.

2.
Please define the term “Prior Rights Offerings” in the Summary.  Please explain more fully the reason for the offering that is stated under the third bullet (i.e. that the rights offering will raise more capital because Fund assets have already been used to maintain the Fund’s distribution policy).

RESPONSE:  The Fund has defined the term “Prior Rights Offering” under “The Offering”.  The Fund’s response to General Number 1 above provides the explanation required as well as the disclosure found in the fourth bullet point under “Purpose of the Offering.”

3.
In the fourth bullet under the heading “Purpose of the Offering”, the Prospectus states that a portion of the distributions that the Fund made to its shareholders for years 2009-2012 consisted of a return of capital.  The “Distribution Paid and NAV Returns from 2007 through 2013” table on page 48 indicates that the Fund made return of capital distributions in 2007 and 2008.  Please revise the statement in the Summary.

RESPONSE: The Fund acknowledges your comment and in response has changed 2009 to 2007 in response thereto.

4.
Please revise the last bullet under the heading “Purpose of the Offering” in order to clearly describe, in plain English, the situation in which the rights offering can have dilutive effect on shareholders.  Furthermore, even though the offering is “expected to be anti-dilutive of all Shareholders” with respect to net asset value, please clarify that nonparticipating Shareholders’ relative percentage ownership, and therefore voting power, will be diluted as a result.

RESPONSE: The Fund has revised the last bullet point under “Purpose of the Offering” in response to the Staff’s plain English request and has added the requested disclosure at the end of this bullet point, as set forth below:

The Offering is expected to be anti-dilutive to all Shareholders.  Those Shareholders electing not to participate will not be diluted, because the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund and non-participating Shareholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Shareholders is not materially less than a full exercise of the Basic Subscription amount. Notwithstanding, that the Offering is expected to be anti-dilutive to all Shareholders with respect to the Fund’s net asset value, non-participating Shareholders’ relative percentage ownership and, therefore, voting power, will be diluted as a result of the Offering.

5.
The Prospectus states that the “Fund’s annual portfolio turnover rate is expected to be relatively low, ranging between 50% and 150%.”  Please revise as turnover rates above 100% are not considered low.

RESPONSE:  The Fund has now revised the Prospects as requested and now states as follows:

The Fund’s annual portfolio turnover rate is expected to range between 50% and 150%.

6.	The Prospectus states that the Shares have frequently traded at a premium “during the past several years.” Please include a more specific description of the period covered by this statement.

RESPONSE:  The Fund has revised the disclosure as requested and now states as follows:

Although since the Fund’s inception in September 2007, historically the Fund’s Shares have frequently traded at a premium to its net asset value.  Shares of closed-end funds frequently trade at a discount from their net asset value.

7.	Under the heading “Repurchase Agreement Risks,” please explain more fully the use of repurchase agreements and accompanying risks.

RESPONSE: The Fund has revised the disclosure in the Prospectus to indicate that the Fund has not nor does it currently intend to enter into repurchase agreements and therefore has deleted this risk from the “Summary of Principal Risks.”

8.	Please complete the last sentence of the first paragraph regarding tax implications of returns of capital.

RESPONSE:  The Fund has completed the sentence as requested and it now reads as follows:

Although return of capital distributions may not be taxable, such distributions may reduce a Shareholder’s cost basis on his or her Shares, and therefore may result in an increase to such Shareholder’s taxable income at the time the Shareholder sells his or her Shares in the Fund.

The Offering

9.
Please confirm that the procedure for allocating Excess Shares if Additional Subscription Privilege subscriptions exceed Excess Shares (under (ii) of the section headed “Additional Subscription Privilege”) is determined by reference to shareholders exercising in full their Additional Subscription Privilege requests, and not their Basic Subscription Rights.

RESPONSE:  The Fund has revised its disclosure under Subsection (iii) of “Additional Subscription Privilege” to clarify that the procedure for allocating Excess Shares if Additional Subscription Privilege subscriptions exceed Excess Shares is determined by reference to each Shareholder’s Basic Subscription Rights and not the Shareholder’s full Additional Subscription Privilege

Use of Proceeds

10.
The Prospectus states that the net proceeds of the Offering will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after the completion of the Offering.  One of the primary reasons stated in the Prospectus for the Offering is that the Offering will provide “additional flexibility in maintaining the Fund’s distribution policy.”  Please confirm whether any portion of the proceeds of the Offering is expected to be used to maintain the distribution policy.

RESPONSE: The Fund hereby confirms that some portion of the proceeds of the Offering is expected to be used to maintain the distribution policy to the extent that net income or net capital gains are less than the total amount of such monthly distributions.

Investment Objective and Policies

11.
The Prospectus states that the Fund has no intention to use leverage.  Please revise to limit to traditional forms of leverage or delete the statement as the Fund has retained flexibility to incur leverage through derivative instruments.

RESPONSE:  The Fund revised this section to disclose that it has no current intention to enter into any derivative transactions, therefore, the Fund believes that no additional changes are required.

Management of the Fund

12.
Please disclose the length of service of the Portfolio Manager and state his business experience during the past 5 years.  Please include the reference to the Statement of Additional Information (“SAI”) required by Item 9.1.c of Form N-2.

RESPONSE: The Fund has revised this section to disclose Mr. Bradshaw’s length of service as the Portfolio Manager since 2007 and as co-founder of the Adviser, has served as the President since 2001 when the Adviser was created.  The Fund has included the reference to the SAI as requested.

13.	Please confirm that no disclosure is required in response to Item 9.3 regarding control persons of the Fund.

RESPONSE:  The Fund hereby confirms that no disclosure is required in response to Item 9.3 regarding control persons of the Fund.

Statement of Additional Information

Forward Looking Statements

14.	Please include a statement that forward-looking statements are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

RESPONSE:  The Fund has included the requested disclosure on Page B-1.

Investment Restrictions

15.
The SAI states that one of the Fund’s non-fundamental policies is that the Fund “may not write, purchase or sell put or call options on securities or stock indices.”  Please reconcile the policy with Prospectus disclosures which state that the Fund may purchase options to “augment its investment positions.”

RESPONSE:  The Fund has revised the non-fundamental policy to indicate it may, but has no current intention to write, purchase or sell put or call options on securities or stock indices.

Independent Trustees

16.	Please provide dates for each trustee’s principal occupation(s) in the past 5 years. Please provide the same information with respect to officers of the Fund.

RESPONSE:  The Fund has disclosed that each of the trustee’s and officer’s principal occupations have been so for more than the past five (5) years.

Board Composition and Leadership Structure

17.	Please provide additional disclosure why the Fund believes that the Board leadership structure is the most appropriate structure, specifically why the Fund does not have a lead independent trustee.

RESPONSE:  The Fund has revised this disclosure in response to the Staff’s comments regarding not having a lead independent trustee but believes its disclosure regarding the Board’s leadership structure is appropriate as described.

Allocation of Brokerage

18.
Please disclose that any research or other benefits received by the Adviser from a broker- dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934

RESPONSE:  The Fund does not currently rely on Section 28(e) of the Securities Exchange Act of 1934 or pay-up for any research or other benefits received by the Adviser from a broker-dealer, however, in the event this changes in the future, the Fund will ensure that any such payments qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the Fund has also submitted, as of the date hereof, a written request for acceleration of the effective date of the Registration Statement as confirmation that the Fund by requesting acceleration is acknowledging that it is aware of its responsibilities in making such a request.

Please also be advised that the Fund has filed as of April 21, 2014, a pre-effective amendment for the Fund containing the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,
/s/ Allison H. Janell Allison H. Janell